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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, Canada T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                        Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐                        NO ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A]

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)
Date MARCH 1, 2006	By:	"(Signed)" J.C. STEFAN SPICER (Signature)*
*Print the name and title under the signature of the signing officer	J.C. Stefan Spicer, President & CEO

EXHIBIT INDEX

CENTRAL FUND OF CANADA LIMITED

Exhibits to Form 6-K 1st Quarter Report at January 31, 2006

Exhibit A:	Form 52-109F2 — Certification of Disclosure in Issuers' Annual and Interim Filings, CEO.

Exhibit B:	Form 52-109F2 — Certification of Disclosure in Issuers' Annual and Interim Filings, CFO.

EXHIBIT A

CENTRAL FUND OF CANADA LIMITED
P.O. Box 7319
Ancaster, Ontario, L9G 3N6
FORM 52-109F2

I, J.C. Stefan Spicer, President and Chief Executive Officer of Central Fund of Canada Limited, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Central Fund of Canada Limited for the interim period ending January 31, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: February 28, 2006

By: (signed) "J.C. Stefan Spicer"
J.C. Stefan Spicer
Chief Executive Officer
Central Fund of Canada Limited

EXHIBIT B

CENTRAL FUND OF CANADA LIMITED
P.O. Box 7319
Ancaster, Ontario, L9G 3N6
FORM 52-109F2

I, Cathy A. Spackman, Chief Financial Officer of Central Fund of Canada Limited, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Central Fund of Canada Limited for the interim period ending January 31, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: February 28, 2006

By: (signed) "Cathy A. Spackman"
Cathy A. Spackman, CMA
Chief Financial Officer
Central Fund of Canada Limited

1st Quarter

INTERIM REPORT TO SHAREHOLDERS

for the three months ended January 31, 2006

1st QUARTER REPORT

        Central Fund is currently 98.8% invested in gold and silver bullion. At January 31, 2006 Central Fund's gold holdings were 614,242 fine oz. of physical bullion and 5,349 fine oz. of gold bullion certificates. Silver holdings were 30,728,142 oz. of physical bullion and 245,572 oz. of silver bullion certificates. The physical bullion is insured and held in allocated safekeeping by a Canadian chartered bank in segregated vault storage. Central Fund continues to fulfil its mandate as "The Sound Monetary Fund".

On behalf of the Board of Directors:
(Signed) "J.C. Stefan Spicer" J.C. Stefan Spicer, President

MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)

        The following discussion is based on the financial statements of Central Fund of Canada Limited ("Central Fund" or the "Company") which are prepared in accordance with accounting principles generally accepted in Canada. These principles are substantially the same as United States' principles.

        This analysis should be read in conjunction with Central Fund's financial statements prepared in accordance with Canadian GAAP included in its Annual Report and the accompanying MD&A.

        Throughout this discussion, all amounts are in currency of the United States.

        Certain statements in this report may constitute forward-looking information within the meaning of securities laws. Forward-looking information may relate to our future outlook and anticipated events and may relate to matters that are not historical facts. In particular, statements regarding our objectives and strategies are forward-looking statements. These statements are based on certain factors and assumptions which we believe are reasonable as of the current date. While we believe these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect. Forward-looking information is also subject to certain factors, including risks and uncertainties (described in "Risk Factors" of the Company's 2005 annual MD&A) that could cause results to differ materially from what we currently expect. Therefore future events and results may vary significantly from what we currently foresee.

Outstanding Shares

        There were 94,296,320 Class A retractable shares and 40,000 Common shares issued and outstanding at January 31, 2006.

Administrator and Administration and Consulting Fees

        Central Fund has no employees. It is party to an Administration and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors. The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants which provide administrative and consulting services to the Company. For such services, the Company pays an administrative and consulting fee, payable monthly, that was from 1996 to October 31, 2005 at an annual rate of 1/2 of one percent based on the Company's net assets up to $50,000,000, 3/8 of one percent on the next $50,000,000 in net assets and 1/4 of one percent on any excess over $100,000,000.

        Effective November 1, 2005, an Amended and Restated Administration and Consulting Agreement reduced the annual administration and consulting fee schedule for at least the next ten-year term to 0.30% on the first $400 million of total net assets, 0.20% on the next $600 million of total net assets and 0.15% on total net assets exceeding one billion dollars.

Results of Operations — Change in Net Assets

        Net assets increased by $126,183,402 during the three months ending January 31, 2006 as a result of the increases in gold and silver prices.

        The following table summarizes quarterly financial information:

	Quarter ended (US$)
	Jan. 31, 2006	Oct. 31, 2005	Jul. 31, 2005	Apr. 30, 2005
Unrealized appreciation of investments (in millions)	$127.2	$45.1	$1.0	$16.4
Net income for the period (in millions)	$126.2	$44.3	$0.3	$15.6
Net income per share	$1.34	$0.47	$0.00	$0.17

	Jan. 31, 2005	Oct. 31, 2004	Jul. 31, 2004	Apr. 30, 2004
Unrealized appreciation (depreciation) of investments (in millions)	$(16.7)	$37.3	$13.8	$(26.7)
Net income (loss) for the period (in millions)	$(17.5)	$36.7	$13.2	$(27.3)
Net income (loss) per share	$(0.19)	$0.53	$0.20	$(0.39)

Forward-looking Observations

        Changes in the market prices of gold and silver have an impact on the net asset value per Class A share. Assuming as a constant exchange rate the rate which existed on January 31, 2006 of $1.1439 Cdn. for each U.S. dollar together with holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.37 per share or Cdn. $0.43 per share. A 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.33 per share or Cdn. $0.37 per share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately $0.70 per share or Cdn. $0.80 per share.

Financial Results — Net Income

        Central Fund's earned income objective is secondary to its investment objective of holding the vast majority of its net assets in gold and silver bullion. Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay operating expenses, taxes and Class A share dividends. Because gold and silver bullion do not generate revenue, Central Fund's actual revenues are a miniscule percentage of its net assets. However, CICA Accounting Guideline 18, Investment Companies requires Central Fund to record unrealized appreciation (depreciation) of investments in income.

        The net income (inclusive of unrealized appreciation of investments) for the three months ended January 31, 2006 was $126,183,402 compared to a net loss (inclusive of unrealized depreciation of investments) of $17,465,425 for the same period in 2005. Since January 31, 2005, net assets have increased by $185,396,691 or 38%. Certain expenses, such as administration fees that are scaled, and income taxes, vary in proportion to net asset levels, or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued. Not only did safekeeping fees and bullion insurance costs increase to reflect the dollar prices of gold and silver bullion being held, but the custodian increased its rates significantly in its schedule of fees. Administration fees remitted to The Central Group Alberta Limited for the three months increased to $434,171 from $386,818, such increase being at the rate of one-fifth of one percent per annum on the increased assets under administration. Professional fees increased as a result of increased legal and audit work required to adopt new accounting guidelines and corporate governance rules and regulations as well as shareholder matters.

        Operating expenses (which exclude income taxes) as a percentage of average net assets were 0.14% for the three months ended January 31, 2006 compared to 0.12% for the same three-month period in 2005. For the twelve months ended January 31, 2006, the operating expense ratio was 0.53% compared to 0.48% for the prior twelve-month period.

Liquidity and Capital Resources

        Virtually all of Central Fund's assets are gold and silver bullion that are readily liquidable.

        Central Fund's dollar liquidity objective is to hold cash reserves primarily for the payment of operating expenses, taxes and Class A share dividends. Should Central Fund not have sufficient cash to meet its needs, a nominal portion of Central Fund's bullion holdings may be sold to fund tax and dividend payments, provide working capital, and pay for redemptions, if any, of Class A shares.

        For the three months ended January 31, 2006, Central Fund's cash reserves decreased by $2,031,559 as amounts were used to pay expenses, taxes and the Class A share dividend. The Administrator and senior officers monitor Central Fund's cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Additional Information

        This MD&A was prepared on February 27, 2006. Additional information relating to the Company, including its Annual Information Form, is available on the SEDAR website at www.sedar.com.

Statement of Net Assets
(expressed in U.S. dollars, unaudited)

	January 31 2006	October 31 2005
Net assets:
Gold bullion, at market, average cost $246,833,606 (2005: $246,833,606) (note 2)	$352,392,584	291,672,631
Silver bullion, at market, average cost $216,589,467 (2005: $216,589,467) (note 2)	306,949,507	240,510,890
Marketable securities, at market average cost — $89,430 (2005: $89,430)	94,137	65,954
Interest-bearing cash deposits	8,163,820	10,195,379
Prepaid insurance, interest receivable and other	78,089	76,477

	667,678,137	542,521,331
Accrued liabilities	(493,292)	(576,925)
Dividends payable	—	(942,963)

Net assets representing shareholders' equity	$667,184,845	541,001,443

Represented by:
Capital stock (note 3):
94,296,320 (2005: 94,296,320) Class A shares issued	$452,654,090	452,654,090
40,000 Common shares issued	19,458	19,458

	452,673,548	452,673,548
Contributed surplus (note 4)	18,592,433	19,595,783
Retained earnings inclusive of unrealized appreciation of investments	195,918,864	68,732,112

	$667,184,845	541,001,443

Net asset value per share:
Class A shares	$7.07	5.74
Common shares	$4.07	2.74

Net asset value per share expressed in Canadian dollars:
Class A shares	$8.09	6.77
Common shares	$4.66	3.23

Exchange rate: U.S. $1.00 = Cdn.	$1.1439	1.1801

On behalf of the Board of Directors:
"Douglas E. Heagle" Director	"Philip M. Spicer" Director

See accompanying notes to financial statements.

Statement of Changes in Net Assets
(expressed in U.S. dollars, unaudited)

	Three months ended January 31
	2006	2005
Net assets at beginning of period	$541,001,443	418,349,579
Add (deduct):
Net income (loss)	126,183,402	(17,465,425)
Net issuance of Class A shares	—	80,904,000

Increase in net assets during the period	126,183,402	63,438,575

Net assets at end of period	$667,184,845	481,788,154

Statement of Income (Loss)
(expressed in U.S. dollars, unaudited)

	Three months ended January 31
	2006	2005
Income:
Interest	$89,005	50,022
Dividends	130	130
Unrealized appreciation (depreciation) of investments	127,186,752	(16,688,633)

	127,275,887	(16,638,481)

Expenses:
Administration fees (note 6)	434,171	386,818
Safekeeping, insurance & bank charges	192,810	67,254
Stock Exchange fees	60,814	47,671
Legal fees (note 6)	48,149	4,202
Shareholder information	40,032	28,274
Directors' fees and expenses	28,306	27,265
Accounting fees	17,312	11,964
Registrar and transfer agent fees	13,431	8,988
Miscellaneous	550	299
Foreign currency exchange loss	8,387	31,097

Total operating expenses	843,962	613,832

Net income (loss) before income taxes (note 5)	126,431,925	(17,252,313)
Income taxes	(248,523)	(213,112)

Net income (loss)	$126,183,402	(17,465,425)

Net income (loss) per share:
Class A shares	$1.34	(.19)
Common shares	$1.34	(.19)

See accompanying notes to the financial statements.

Statement of Retained Earnings
(expressed in U.S. dollars, unaudited)

	Three months ended January 31
	2006	2005
Retained earnings:
Balance at beginning of period	$68,732,112	22,940,214
Net income (loss)	126,183,402	(17,465,425)

	194,915,514	5,474,789
Transferred from contributed surplus (note 4)	1,003,350	776,792

Balance at end of period	$195,918,864	6,251,581

See accompanying notes to the financial statements

NOTES TO FINANCIAL STATEMENTS
For the three months ended January 31, 2006
(amounts expressed in U.S. dollars unless otherwise stated)

1.     Summary of accounting policies:

  The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in Central Fund's October 31, 2005 audited annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual financial statements.

2.     Gold and Silver Bullion:

  Details of gold and silver bullion holdings at January 31, 2006, are as follows:

Holdings	Gold		Silver
100 & 400 fine oz bars	614,242	1000 oz bars	30,728,142
Certificates	5,349	Certificates	245,572

Total fine ounces	619,591	Total ounces	30,973,714

Market Value:	Per Fine Ounce		Per Ounce
October 31, 2005	U.S. $	470.75	U.S. $	7.765
January 31, 2006	U.S. $	568.75	U.S. $	9.910

3.     Capital stock:

  The authorized share capital consists of an unlimited number of Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value.

  There were 94,296,320 Class A shares which are retractable and 40,000 Common shares issued and outstanding at January 31, 2006.

  On November 3, 2004, the Company, through a public offering issued 15,000,000 Class A shares for proceeds of $81,504,000 net of underwriting fees of $3,396,000. Costs relating to this public offering were $561,304 and net proceeds were $80,942,696.

  The Company used the net proceeds from this public offering to purchase 96,000 fine ounces of gold at a cost of $40,790,400 and 4,800,000 ounces of silver at a cost of $35,376,000, both in physical bar form except for 67 ounces of gold which were received in certificate form. The balance of $4,776,296, was retained by the Company in interest-bearing cash deposits for working capital purposes.

4.     Contributed Surplus and Retained Earnings:

  Contributed surplus is used to eliminate any deficit that may arise from net losses before unrealized appreciation (depreciation) of investments and on the payment of the Class A shares' stated dividend per share. Accordingly, $1,003,350 (2005, $776,792) was transferred from contributed surplus on January 31, 2006 and 2005 representing the net loss before unrealized appreciation (depreciation) of investments for the three months then ended. This change does not affect the net asset value of the Company.

5.     Change in accounting policy:

  For the year ended October 31, 2004, with retroactive application to prior periods, the Company early adopted CICA Accounting Guideline 18, Investment Companies ("AcG-18"), which requires that, for qualifying entities, investments held are to be measured and reported in the financial statements at their fair value with changes in fair value recognized in income in the period in which the change occurred. While the Company's accounting policy, prior to adoption of AcG-18, had been to measure its investments at market value, the Company did not recognize the unrealized gains and losses in income, but instead recognized them only as a separate component of shareholders' equity until realized, at which time they would be recognized in income.

6.     Related party transactions and fees:

  For the quarter ended January 31, 2006, the Company incurred fees totaling $47,297 (2005: $4,202) to legal firms of which two of the Company's directors are partners, and $434,171 (2005: $386,818) to the Administrator, the Central Group Alberta Ltd. The Board is of the opinion that these services were undertaken under the same terms and conditions as services with unrelated parties.

  Of the $493,292 balance in accrued liabilities at January 31, 2006, $154,447 (2005: $124,286) relates to the January administration fee payable to the Administrator.

  Effective November 1, 2005, an Amended and Restated Administration and Consulting Agreement reduced the annual administration and consulting fee schedule for at least the next ten-year term to 0.30% on the first $400 million of total net assets, 0.20% on the next $600 million of total net assets and 0.15% on total net assets exceeding one billion dollars.

7.     Comparative figures:

  Certain figures for the comparative preceding period have been reclassified.

Corporate Information

Directors
John S. Elder Q.C. (C)
Douglas E. Heagle (A)(C)(I)(L)
Ian M.T. McAvity (E)(I)
Michael A. Parente CMA, CFP (A)(I)
Robert R. Sale (A)(C)(I)
Dale R. Spackman Q.C. (E)
J.C. Stefan Spicer (E)
Philip M. Spicer (E)
Malcolm A. Taschereau (A)(C)(I)	Officers
Philip M. Spicer, Chairman
Dale R. Spackman Q.C., Vice-Chairman
J.C. Stefan Spicer, President & CEO
John S. Elder Q.C., Secretary
Catherine A. Spackman CMA, Treasurer
Teresa E. Poper, Assistant Treasurer

 Advisors to the Administrator
Ian M.T. McAvity, Toronto, Ontario — Market Analyst
Dr. Hans F. Sennholz, Grove City, PA — Monetary Advisor
(A)
—     Member of Audit Committee
(C)
—     Member of Corporate Governance Committee
(E)
—     Member of Executive Committee
(I)
—     May be regarded as an independent director under Canadian Securities Administrators' rules.
(L)
—     Lead Director

Administrator The Central Group Alberta Ltd. Calgary, Alberta	Auditors Ernst & Young LLP Calgary and Toronto
Banker Canadian Imperial Bank of Commerce at Calgary, Alberta	Custodian Canadian Imperial Bank of Commerce at Calgary, Toronto and Vancouver
Legal Counsel Fraser Milner Casgrain LLP, Toronto, Ontario Parlee McLaws LLP, Calgary, Alberta	Registrar and Transfer Agents Mellon Investor Services LLC, New York CIBC Mellon Trust Company at Calgary, Montreal, Toronto and Vancouver

Share Ownership Certificates

        Certificates of share ownership registered in shareholders' names at their own addresses for delivery to them for their own safekeeping may be obtained upon the request of holders and payment of any applicable fees to the relevant Registrar and Transfer Agent of the Company.

Head Office Hallmark Estates Suite 805, 1323-15th Avenue S.W. Calgary, Alberta T3C 0X8 Telephone (403) 228-5861 Fax (403) 228-2222	Shareholder and Investor Inquiries Administrator, P.O. Box 7319 Ancaster, Ontario L9G 3N6 Telephone (905) 648-7878 Fax (905) 648-4196

Website: www.centralfund.com
E-mail: info@centralfund.com

Portfolio at January 31, 2006

Class A Shares Stock Exchange Listings

	Electronic TickerSymbol	Newspaper Quote Symbol
American Stock Exchange	CEF	CFCda
The Toronto Stock Exchange	CEF.NV.A in CDN$ CEF.NV.U in U.S.$	CFund A

Net Asset Value Information

The net asset value per Class A share is calculated daily and is available at www.centralfund.com or by calling the Administrator's Investor Inquiries office at (905) 648-7878 or by sending an email to info@centralfund.com.
The Thursday net asset value is published on a regular basis in several financial newspapers among which are the following:

In the United States (figures published in U.S. $):

•
Wall Street Journal.
•
Barrons.
•
New York Times.

In Canada (figures published in Canadian $):

•
Globe and Mail Report on Business.
•
National Post, Financial Post Section.

QuickLinks

SIGNATURES
EXHIBIT INDEX CENTRAL FUND OF CANADA LIMITED Exhibits to Form 6-K 1st Quarter Report at January 31, 2006
Website: www.centralfund.com E-mail: info@centralfund.com